Exhibit 99.3

1 1Q21 Earnings Presentation

2 Important Disclosure IN REVIEWING THE INFORMATION CONTAINED IN THIS PRESENTATION, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER . THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT . This presentation is prepared by XP Inc . (the “Company,” “we” or “our”), is solely for informational purposes . This presentation does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities . In addition, this document and any materials distributed in connection with this presentation are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction . This presentation was prepared by the Company . Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this presentation or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information . The information and opinions contained in this presentation are provided as at the date of this presentation, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company . The information in this presentation is in draft form and has not been independently verified . The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this presentation and any errors therein or omissions therefrom . Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any . The information contained in this presentation does not purport to be comprehensive and has not been subject to any independent audit or review . Certain of the financial information as of and for the periods ended December 31 , 2019 , 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements . A significant portion of the information contained in this presentation is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate . The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results . Statements in the presentation, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward - looking statements . These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . These risks and uncertainties include factors relating to : (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business ; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future ; (3) competition in the financial services industry ; (4) our ability to implement our business strategy ; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry ; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers ; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us ; (8) our ability to continue attracting and retaining new appropriately - skilled employees ; (9) our capitalization and level of indebtedness ; (10) the interests of our controlling shareholders ; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere ; (12) our ability to compete and conduct our business in the future ; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes ; (15) changes in labor, distribution and other operating costs ; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; (17) the negative impacts of the COVID - 19 pandemic on global, regional and national economies and the related market volatility and protracted economic downturn ; and (18) other factors that may affect our financial condition, liquidity and results of operations . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and the Company does not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented and we do not intend to update any of these forward - looking statements . Market data and industry information used throughout this presentation are based on management’s knowledge of the industry and the good faith estimates of management . The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third party sources . All of the market data and industry information used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information . The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company . The Company is not acting on your behalf and does not regard you as a customer or a client . It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . For purposes of this presentation : “Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with an AUC above R $ 100 . 00 or that have transacted at least once in the last thirty days . For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account . For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric . “Assets Under Custody (AUC)” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda . , XP Advisory Gestão Recursos Ltda . and XP Vista Asset Management Ltda . , as well as by third - party asset managers), pension funds (including those from XP Vida e Previdência S . A . , as well as by third - party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others . 2

3 Index 01 Banking Update 02 1Q21 KPIs and Financials 03 Q&A 04 Opening Remarks

1 Opening Remarks

5 Highlights ▪ Strongest Quarter Ever: Records in all KPIs and Financials ▪ Cost discipline and efficiency as a competitive advantage ▪ Operating leverage enabling reinvestments in the platform 1Q21 Results Governance ▪ Elimination of Material Weaknesses within the first year as listed company Banking ▪ XP VISA INFINITY card officially launched ▪ Loan portfolio growth of +22% QoQ Investments ▪ International Funds has reached R$20bn in AUC (six times higher YoY), with 120 funds available, including new exclusive partners, such as Systematica , Nordea (ESG Global Fund) and Goldman Sachs ▪ Pension Funds with 88% of market transfers in March, yet with a small AUC (1.6% share) 1 (1) Source: Fenaprevi

2 Banking Update

7 Banking: Recent Developments Solid deliveries over the last twelve months COLLATERALIZED CREDIT CREDIT CARD MARGIN LOANS ▪ R $ 5 . 0 billion book (Individuals and Companies) ▪ Conservative approach to risk aiming zero NPL ▪ Lower capital vs traditional credit lines ▪ XP VISA INFINITY card officially launched ▪ Higher than expected card activation to date ▪ Marketplace delivered in two months ▪ Credit line currently in pilot phase ▪ Relevant tool to enhance trading experience ▪ Collateralization mitigates default risk

8 Banking: What’s Next Connecting the dots to execute an ambitious business plan and grow our revenue SAM (serviceable available market) with expanded product offering INDIVIDUALS (MASS AFFLUENT AND PRIVATE) • Scale existing products: Investments, FX, Collateralized Credit, Derivatives • Scale Energy Trading Desk Short - Term (2021 - 2022) Mid - Term (2022 - 2023) Business Plan Optionalities COMPANIES (SMB, MIDDLE AND CORPORATE) • Full Digital Account • Debit Card and PIX • Expanded credit offering • Taylor - Made Insurance products • Cash Management • Enter the Acquiring / Payments market • Enhance Data Analytics • Cross - sell and explore Corporate Pension • Open Banking opportunities • Attract and monetize Retail clients through cross - sell and non - investment products • Open Banking opportunities • Expanded credit offering • New Insurance products

3 1Q21 KPIs and Financials

10 Total AuC R $ 715 Billion +96% YoY Collateralized Credit Portfolio R $ 4 . 7 Billion +74x YoY Gross Revenue R $ 2 . 8 Billion +50% YoY Active Clients 3 . 0 Million +47% YoY Credit Card TPV R $ 505 Million Adjusted EBITDA 2 R $ 1 . 0 Billion +75% YoY DARTS 3 . 2 Million NPL Ratio 1 0 % Adjusted Net Income 2 R $ 846 Million +104% YoY Investments Banking Financials +91% YoY (1) Rounded number (2) See appendix for a reconciliation of Adjusted Net Income and Adjusted EBITDA (3) Note: NPS, is an independent widely known survey methodology that measures the willingness of customers to recommend a Compan y’s products and services. The NPS calculation as of a given date reflects the average of the answers in the previous six months KPIs NPS 3 Mar - 21: 74

11 KPIs AUC, Active Clients and Net Inflows Assets Under Custody (AUC) (in R$ bn) Net Inflow (in R$ bn) 2,993 1Q20 1Q21 2,039 +47% Active Clients (‘000) Net Inflow Adj. by Extraordinary Inflows (in R$ bn) 366 715 252 Market Appreciatio n 1Q20 97 Net Inflow 1Q21 +96% 29 117 37 69 3Q20 2Q20 4Q20 1Q21 29 39 37 43 2Q20 3Q20 4Q20 1Q21

12 Revenue and Breakdown Total Gross Revenues (in R$ mn) Highlights ▪ Strong growth leading to a new record, driven mainly by the Retail business, with 90 % of growth contribution . RETAIL INSTITUTIONAL ISSUER SERVICES DIGITAL CONTENT 75% 11% 8% 1 % Other Revenue represented 5% of Total Gross Revenues of 1Q21 Total Gross Revenue 1Q20 1Q21 1,856 2,784 +50%

Retail Revenue and Take Rate

Resilient monetization and strong trading volumes, following client net adds and net inflows

XP Inc.

Retail Revenue (in R$ mn)


+67%
2,088
1,254
1Q20
1Q21

LTM Take Rate (LTM Retail Revenue / Average AUC)


Zero brokerage Clear
Banking License
New Online Pricing XP and Rico
Pandemic Outbreak
1.5%
1.4%
1.4%
1.3%
1.3%
1.3%
1.3%
1.3%
1.3%
1.3%
1.3%
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
AUC
LTM Take Rate

Highlights

- Retail revenue was strong across all products. Key growth drivers were: (1) Financial Products; (2) Equity and futures; and (3) Fixed Income;
- On 1Q21, Retail related revenues represented 79% of consolidated Net Income from Financial Instruments.

Highlights

- Deepening client relationship and strong flow volumes driving continued monetization of retail revenues

Note: Average AUC = (Sum of AUC from the beginning of period and each-quarter end in a given year, being 5 data points in one year)/5)

13

14 1,043 1Q20 1Q21 595 +75% Highlights ▪ Adjusted EBITDA grew 75% , from R $ 595 million to R $ 1 , 043 million . The growth was driven by (1) increases in the top line, mainly coming from Retail ; (2) better COGS as a percentage of Net Revenues, and consequently higher gross margins and (3) operating leverage in SG&A . Adjusted EBITDA and Margin Operational Leverage despite investments in technology, client experience and product offering Adjusted EBITDA (in R$ mn) Adjusted EBITDA Margin Note: See appendix for a reconciliation of Adjusted EBITDA. 1Q21 34.3% 1Q20 39.7% Highlights ▪ Despite investments in technology, product development, and new hires -- headcount increased by 64 % during the last 12 months - the margin expansion was attributable to our highly scalable business model .

15 1Q20 1Q21 415 846 +104% +104% +75% Adj. Net Income +104% Adj. EBITDA Gross Revenue +75% Adjusted Net Margin Adjusted Net Income and Margin Net margin expansion driven by strong growth in Retail, operating leverage and a lower tax rate Adjusted Net Income (in R$ mn) Note: See appendix for a reconciliation of Adjusted Net Income. YoY Growth Across 1Q21 P&L +535 bps Operating leverage Efficient Corporate Structure +827 bps Margin expansion YoY Highlights ▪ Adjusted Net Income grew 104 % vs . 1 Q 20 , explained by (1) strong growth in Retail Revenue, (2) operating leverage in SG&A and (3) a lower effective tax rate . +50% 32.2% 23.9%

Q&A

17 Investors Relations ir@xpi.com.br https://investors.xpinc.com/

Appendix

19 579 841 1Q21 1Q20 +45% 29.1% 32.3% % of Net Revenue 561 765 1Q20 1Q21 +36% COGS and SG&A Gross margin expansion and efficiency gains despite investments in the platform COGS (in R$ mn) Operating Expenses (in R$ mn) Highlights ▪ Year - over - year gross margin expansion, despite the impact of long - term incentives with the IFA network, as costs were abnormally high in the same period of last year due to the beginning of the pandemic . 68.0% 66.6% Gross Margin % of Net Revenue Highlights ▪ Despite growing our headcount by 64 % year - over - year, continuously investing in technology and new verticals, and deploying new products, we increased efficiency, reducing expenses as a percentage of net revenue by 321 bps . Excluding Share - Based Compensation

20 Institutional and Issuer Services Institutional benefited from volumes and Issuer Services from market window Issuer Services Revenue (in R$ mn) Institutional Revenue (in R$ mn) 331 294 1Q21 1Q20 - 11% 1Q20 1Q21 132 234 +77% Highlights ▪ Despite the growth in core trading desks in 1 Q 21 , the same period of last year benefited from a strong client activity in the fixed income business, due to the pandemics . Highlights ▪ This increase was driven by (1) Equity Capital Markets (ECM), with 12 executed deals vs 5 in 1 Q 20 , and (2) our Debt Capital Markets (DCM) division, with participation in 43 deals vs 36 in 1 Q 20

21 KPIs Average Trades and Market Share Retail Equity DARTs (million) 1Q21 1Q20 1.7 3.2 91% XP Inc. Retail Equity Market Share Mar - 21 33% Custody Traded Volume 56%

22 Non - GAAP Financial Information A low ETR driven by ( i ) corporate structure and (ii) share based compensation expenses 22 (1) Share - Based Compensation and Offering expenses effects on EBT and Income Tax (2) A portion of Total Revenue and Income generated is recognized already net of income tax (3) Illustrative ETR incorporating both item (1) and (2) Normalized ETR from Accouting ETR (in R $ mn ) 1Q20 2Q20 3Q20 4Q20 1Q21 [A] Accounting ETR ETR 21.8% 10.7% 13.5% 7.6% 6.4% EBT 545 650 677 799 784 Income Tax 119 69 91 60 50 [A+B] ETR ex-Adjustments 1 ETR 22.7% 12.4% 15.0% 13.0% 12.1% [B] EBT 573 690 723 985 963 +178 Income Tax 130 85 109 128 117 +67 [A+C] ETR ex-Corporate Structure accounting effects 2 ETR 27.5% 17.8% 22.0% 23.2% 17.4% [C] EBT 587 707 751 962 889 +105 Income Tax 161 126 165 224 155 +105 [A+B+C] Normalized ETR 3 ETR 28.0% 19.0% 22.9% 25.4% 20.8% [B+C] EBT 616 747 797 1,148 1,068 +283 Income Tax 173 142 183 291 222 +172 222 784 105 178 105 Normalized Corporat e Structure 1,068 Share - Based Compensatio n 50 67 Accounting EBT Income Tax 20.8% 1 Q 21 Normalized Effective Tax Rate (in R $ mn ) ETR% 6.4%

Non-GAAP Financial Information

Adjusted Assets (from the factors listed below) reflects our business more realistically

Simplified Balance Sheet (in R$ mn)

Assets	[A]	[B] Pension Funds	[A-B]	[C] Floating	[A-B-C]	[D] Client Liquidity & Sov. Bonds Arb.	Adjusted Assets [A-B-C-D]
Total	**121,750**	**16,897**	**104,854**	**20,399**	**84,455**	**58,047**	**26,409**
Securities - Fair Value through P&L	62,855	16,897	45,959	-	45,959	33,327	12,632
Securities - Repos	6,741	-	6,741	-	6,741	6,741	-
Securities - Fair Value through OCI	21,629	-	21,629	17,214	4,415	4,415	-
Securities - Trading & Intermediation	3,184	-	3,184	3,184	-	-	-
Other Financial Instruments	15,503	-	15,503	-	15,503	13,564	1,939
Other Assets	11,838	-	11,838	-	11,838	-	11,838

Liabilities + Equity	[A]	[B] Pension Funds	[A-B]	[C] Floating	[A-B-C]	[D] Client Liquidity & Sov. Bonds Arb.	Adjusted Assets [A-B-C-D]
Total	**121,750**	**16,897**	**104,854**	**20,399**	**84,455**	**58,047**	**26,409**
Securities - Repos	44,483	-	44,483	-	44,483	44,483	-
Other Finan. Liab.	16,269	-	16,269	-	16,269	13,564	2,706
Pension Funds	16,897	16,897	-	-	-	-	-
Securities - Trading & Intermediation	20,399	-	20,399	20,399	-	-	-
Other Liabilities & Equity	23,703	-	23,703	-	23,703	-	23,703

Key factors inflating our balance sheet

[B] Pension Funds

- AUM from XP Vida & Previdência is accounted in both assets and liabilities

[C] Floating

- Uninvested cash from clients allocated in sovereign bonds

[D] Client Liquidity & Sovereign Bonds arbitrage

- Providing liquidity to clients with derivatives
- Money market funding (repos mostly) allocated into sovereign bonds targeting arbitrage opportunities

23

24 Floating Balance (=net univested clients' deposits) 1Q21 4Q20 Assets (3,184) (1,052) (-) Securities trading and intermediation (3,184) (1,052) Liabilities 20,399 20,303 (+) Securities trading and intermediation 20,399 20,303 (=) Floating Balance 17,214 19,252 Non - GAAP Financial Information Floating and Adjusted Gross Financial Assets 24 Adjusted Gross Financial Assets (in R $ mn ) Floating Balance (in R $ mn )

25 1Q21 1Q20 YoY 4Q20 QoQ EBITDA 864 567 52% 705 23% (+) Share Based Compensation 178 28 528% 180 -1% (+) Offering expenses - - n.a. 6 -100% Adj. EBITDA 1,043 595 75% 891 17% Non - GAAP Financial Information Adjusted Net Income and Adjusted Gross Financial Assets 25 Adjusted Net Income (in R $ mn ) Adjusted EBITDA (in R $ mn ) 1Q21 1Q20 YoY 4Q20 QoQ Net Income 734 398 85% 602 22% (+) Share Based Compensation 178 28 n.a. 180 -1% (+) Offering expenses - - n.a. 6 -100% (+/-) Taxes (67) (11) n.a. (68) -1% Adj. Net Income 846 415 104% 721 17%